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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                        Cadus Pharmaceutical Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    127639102
                                    ---------
                                 (CUSIP Number)

                          Bristol-Myers Squibb Company
                                 345 Park Avenue
                               New York, NY 10154
                                 (212) 546-4000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1998
                                -----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


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                                                                    Page 2 of 10
                                  SCHEDULE 13D

------------------------

CUSIP No. 127639102

------------------------

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        -------------------------------------------------

                      BRISTOL-MYERS SQUIBB COMPANY
                      I.R.S. Employer Identification Number 22-0790350

--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                          (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS
                         WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------


   NUMBER OF                  7  SOLE VOTING POWER
                                    2,061,673
    SHARES                       -----------------------------------------------
                              8   SHARED VOTING POWER
 BENEFICIALLY                          0
                                 -----------------------------------------------
   OWNED BY                   9  SOLE DISPOSITIVE POWER
                                      2,061,673
    EACH                         -----------------------------------------------
                              10 SHARED DISPOSITIVE POWER
   PERSON                         0

    WITH
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,061,673
--------------------------------------------------------------------------------

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                                    15.77%
--------------------------------------------------------------------------------

    14  TYPE OF REPORTING PERSON
                                 CO


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CUSIP No. 127639102                                                Page 3 of 10

Item 1. Security and Issuer.

               The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Cadus Pharmaceutical Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 777 Old Saw Mill River Road, Tarrytown, NY 10591-6705.

Item 2. Identity and Background.

               This Amendment is being filed by Bristol-Myers Squibb Company, a Delaware corporation (the "Company"). The Company conducts its principal business and maintains its principal office at 345 Park Avenue, New York, NY 10154. The Company is a diversified, worldwide health and personal care company whose principal businesses are pharmaceuticals, consumer products, nutritionals and medical devices.

               The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Company is set forth on Schedule A which is incorporated herein by reference.

               During the past five years, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

               In July 1994, the Issuer and the Company entered into a research collaboration, whereby the Company agreed to make an initial equity investment of $12,500,000 in the Issuer's Series B Preferred Stock. The Company made an additional equity investment of $5,000,000 in the Issuer's Series B Preferred Stock in September 1995 upon the Issuer achieving a research milestone. Both equity investments came out of the working capital of the Company.


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CUSIP No. 127639102                                                Page 4 of 10

               On July 17, 1996, the Issuer completed an initial public offering of its Common Stock with a per share offering price of $7.00. The Company made an additional equity investment of $2,500,000, acquiring 355,000 shares of Common Stock. The purchase price for this investment came out of the working capital of the Company.

               This Amendment is being filed with the Commission in order to disclose a decrease in the percentage of the Company's ownership due to a change in the aggregate number of securities outstanding. As of December 31, 1998, the number of shares outstanding of Issuer's Common Stock is 13,068,940. The Company is the beneficial owner of 2,061,673 shares of Common Stock of the Issuer or approximately 15.77% of the Common Stock of the Issuer currently outstanding.

Item 4. Purpose of Transaction.

               The Company acquired the Common Stock of the Issuer for the purpose of making an investment in the Issuer and not with the view to, or for resale in connection with, any distribution thereof. The Company has no present intention of selling, granting any participation in, or otherwise distributing the Common Stock. The Company does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of the Common Stock.

Item 5. Interest in Securities of the Issuer.

               To the best knowledge of the Company, the Company is the beneficial owner of 2,061,673 shares of Common Stock of the Issuer or approximately 15.77% of the Common Stock of the Issuer currently outstanding. The Company has the sole power to vote and dispose of all the shares of the Common Stock of the Issuer which it owns.

               Except as set forth in this Item 5 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its officers or directors owns any shares of Common Stock.

               Except as set forth in Item 3 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors has effected any transaction in shares of Common Stock during the past sixty (60) days.


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CUSIP No. 127639102                                               Page 5 of 10

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect
               to Securities of the Issuer.

               The Preferred Stock Purchase Agreement, together with First Amendment thereto, filed as an exhibit hereto are incorporated herein by reference. Except as set forth in the Agreement, neither the Company nor, to the best knowledge of the Company, any of its officers or directors have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

               Preferred Stock Purchase Agreement dated as of July 26, 1994 between Issuer and the Company concerning Series B Preferred Stock, together with the First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference Exhibit No. 10.8# to Registration Statement No. 333-4441 on Form S-1).

                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  2/10/99                         BRISTOL-MYERS SQUIBB COMPANY
-------------------

                                        By:/s/ TERESITA RODRIGUEZ
                                              --------------------------------

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CUSIP No. 127639102                                                Page 6 of 10
                                   SCHEDULE A

               The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company. Each of the directors and executive officers of the Company is a citizen of the United States. Each of the Company's executive officer's business address is 345 Park Avenue, New York, New York 10154, unless otherwise indicated.



Name and Business Address                          Present Principal Occupation
-------------------------                          ----------------------------

Directors of Bristol-Myers Squibb Company

Charles A. Heimbold, Jr.                           Chairman and Chief Executive
Bristol-Myers Squibb Company                       Officer
345 Park Avenue
New York, New York 10154

Robert E. Allen                                    Retired Chairman and Chief
AT&T Corp.                                         Executive Officer
101 JFK Parkway
Room 1D403
Short Hills, New Jersey 07078

Lewis B. Campbell                                  Chairman, President and Chief
Textron Inc.                                       Executive Officer
40 Westminister Street
Providence, RI 02903-2596

Vance D. Coffman                                   Chairman and Chief Executive
Lockheed Martin Corporation                        Officer
6801 Rockledge Drive
Bethseda, MD  20817

Ellen V. Futter                                    President
American Museum of Natural History
Central Park West at 79th Street
New York, New York 10024

Louis V. Gerstner, Jr.                             Chairman and Chief Executive
IBM Corporation                                    Officer
Old Orchard Road
Armonk, New York 10504


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CUSIP No. 127639102                                               Page 7 of 10


Name and Business Address                          Present Principal Occupation
-------------------------                          -----------------------------

Laurie H. Glimcher, M.D.                           Professor of Medicine and
Harvard Medical School and                         Immunology
Harvard School of Public Health
Department of Immunology and Infectious Diseases
651 Huntington Avenue, FXB-2
Boston, MA  02115

Leif Johansson                                     Chairman and Chief Executive
AB Volvo                                           Officer
SE-40508
Goteborg, Sweden

James D. Robinson III                              Chairman and Chief Executive
RRE Investors, LLC                                 Officer
126 East 56th Street, 22nd Floor
New York, New York 10022

Louis W. Sullivan, M.D.                            President
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, Georgia 30310-1495

Kenneth E. Weg                                     Executive Vice President
Bristol-Myers Squibb Company
Office of the Chairman
Route 206 & Provinceline Road
Princeton, New Jersey 08540

Officers of Bristol-Myers Squibb Company
----------------------------------------

Charles A. Heimbold, Jr.                           Chairman and Chief Executive
                                                   Officer

Hamed M. Abdou, Ph.D.                              President, Technical
                                                   Operations Worldwide
                                                   Medicines Group

Harrison M. Bains, Jr.                             Treasurer and Vice President


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CUSIP No. 127639102                                               Page 8 of 10


Name                                               Present Principal Occupation
----                                               ----------------------------

Alice C. Brennan                                   Secretary and Vice President

Peter R. Dolan                                     Senior Vice President
                                                   Strategy and Organizational
                                                   Effectiveness

Donald J. Hayden, Jr.                              President, Worldwide
                                                   Medicines Group

George P. Kooluris                                 Senior Vice President,
                                                   Corporate Development

Richard J. Lane                                    President, U.S. Medicines and
                                                   Global Marketing

John L. McGoldrick                                 Senior Vice President and
                                                   General Counsel, President,
                                                   Medical Devices Group

Michael F. Mee                                     Senior Vice President and
                                                   Chief Financial Officer

Christine A. Poon                                  President, International
                                                   Medicines

Peter S. Ringrose, Ph.D.                           President, Pharmaceutical
                                                   Research Institute

Stephen I. Sadove                                  Senior Vice President and
                                                   President, Worldwide Beauty
                                                   Care and Nutritionals

Frederick S. Schiff                                Vice President, Financial
                                                   Operations, and Controller

John L. Skule                                      Senior Vice President,
                                                   Corporate and Environmental
                                                   Affairs

Charles G. Tharp, Ph.D.                            Senior Vice President, Human
                                                   Resources



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CUSIP No. 127639102                                               Page 9 of 10

                                   SCHEDULE B

                          Shares of Common Stock Owned
                          ----------------------------

                                      None.


                     Transactions in Shares of Common Stock

                             during the Last 60 Days
                      ------------------------------------

                                      None.


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CUSIP No. 127639102                                              Page 10 of 10


                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number         Document
------         --------

     1 Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus Pharmaceutical Corporation and Bristol-Myers Squibb
               Company, together with the First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference to Exhibit No.
               10.8# to Registration Statement No. 333-4441 on Form S-1).